UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51537/April 13, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11823

In the Matter of	:
	: ORDER MAKING FINDINGS
	: AND REVOKING REGISTRATION
TEKRON, INC.	: BY DEFAULT
	:
	:

On February 11, 2005, the Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary has presented evidence that Tekron, Inc. (Tekron), received the OIP in Canada on February 28, 2005. The Division of Enforcement (Division) has presented evidence that the method of delivery used is not prohibited by the foreign jurisdiction involved. See Rule 141(a)(2)(iv) of the Commission's Rules of Practice.

Under the terms of Paragraph IV of the OIP, Tekron's Answer was due no later than March 10, 2005. When no Answer was received, the Division filed a Motion to Enter a Default (Motion). By Order dated March 28, 2005, I directed Tekron to respond to the Division's Motion and to file its Answer by April 11, 2005, if it intended to defend against the charges in the OIP. Tekron has not filed an Answer, nor has it opposed the Division's Motion. As authorized by Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice, I find that Tekron is in default for failing to file an Answer and for failing to respond to a dispositive motion. I deem the following allegations in the OIP to be true.

Tekron is a Delaware corporation with its principal executive office located at the home of its chief executive officer in Arva, Ontario, Canada. The common stock of Tekron, a development stage company, is registered with the Commission under Section 12(g) of the Exchange Act and is posted on the Over the Counter Bulletin Board. Tekron filed an S-8 registration statement on June 20, 2002, and has not filed a post-effective amendment canceling the registration statement.

Tekron filed its most recent annual report with the Commission, for the year ended March 31, 2004, containing an auditors' report not prepared or issued by the auditors identified. Tekron has also filed at least two recent quarterly reports with the Commission containing balance sheets comparing the current quarters with the year ended March 31, 2004, and designating the annual period as "audited," when, in fact it was not.

Section 17(a) of the Securities Act of 1933 (Securities Act) prohibits the employment of a fraudulent scheme or the making of material misrepresentations and omissions in connection with the offer or sale of securities. Section 10(b) of the Exchange Act and Rule 10b-5 thereunder prohibit essentially the same conduct, if committed in connection with the purchase or sale of securities. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Moreover, Rule 12b-20 of the Exchange Act requires that periodic reports contain all information necessary to ensure that the statements made in them are not materially misleading.

Tekron has failed to comply with Section 17(a) of the Securities Act, Sections 10(b) and 13(a) of the Exchange Act, and Exchange Act Rules 10b-5, 12b-20, 13a-1, and 13a-13. In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of Tekron's common stock.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the common stock of Tekron, Inc., is revoked.

_____
James T. Kelly
Administrative Law Judge